Douglas M. McSorley

Phone: 412-257-7606

Fax: 412-257-3716

Via Federal Express and EDGAR

February 11, 2013

Mr. W. John Cash, Branch Chief

United States Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Universal Stainless & Alloy Products, Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed March 6, 2012

Response Letter Dated December 21, 2012

File No. 0-25032

Dear Mr. Cash:

We are providing this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 17, 2013 regarding the Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) filed by Universal Stainless & Alloy Products, Inc. (the “Company”) and the related telephone conversation on January 17, 2013 between Douglas M. McSorley, Vice President of Finance, Chief Financial Officer and Treasurer of the Company, and Kevin Stertzel of the Commission’s Division of Corporation Finance. Set forth below is the Staff’s comment and our response.

Form 10-K for the year ended December 31, 2011

Management’s Discussion and Analysis of Operations and Financial Condition

Results of Operations, page 14

COMMENT NO. 1:

We note your response to our prior comment in your letter dated December 21, 2012 and we are unable to agree with your conclusions. We note other participants in your industry who quantify and discuss the impact of surcharges to their results of operations. It continues to appear that quantifying and disclosing surcharge information would be useful information for investors to assess the underlying performance of your operations.

RESPONSE:

As stated in our response dated December 21, 2012, the Company historically has utilized a sales price surcharge mechanism on certain of its products; however, the application of the

Mr. W. John Cash, Branch Chief

Securities and Exchange Commission

February 11, 2013

surcharge varies over particular product categories, industries served and customers. Because of the variability in application, the Company historically has not found it useful or necessary to track the surcharges and has not believed that such information would be useful to the investors. The surcharge mechanism exists to mitigate the longer term risk in some cases but does not apply to all orders, and it is not utilized in the decision making processes used by the Company’s management with respect to running the Company’s business. The Company accordingly has not historically programmed specific functionality in our financial reporting systems to segregate the surcharges associated with sales during a given time period.

The surcharges are not calculated uniformly across the various products that are subject to surcharges, and with the number of variables associated with the calculation of applicable surcharges, the effort involved with the implementation of the functionalities in our financial reporting systems in order to provide such information to investors would be considerably burdensome. The Company has several processes that generate and apply surcharges. Some of the surcharges are applied at the time of shipment and are not calculated or forecasted prior to the product being ready to ship. Other surcharges are locked in at the time the order is received and in other cases the surcharge is built in to the price given at the time of order receipt. We do not isolate all of the surcharges that are applied in our general ledger. If we were required to provide surcharge quantification during a given time period, we necessarily would need to implement a number of manual processes to generate information regarding any surcharge impact. In order to now provide that information, we also would require additional resources to manually review orders and identify actual surcharges in order to provide surcharge quantification for current or past periods. Going forward, to more efficiently extract the surcharge data on a longer term basis, the Company would be required to make significant changes to its Information Management System and staffing.

We note to the Staff that the Company does publish the current and historical surcharges that are applicable to certain products on its web-site. In addition, the Company does review filings of competitors and customers periodically and is only aware of one competitor, Carpenter Technology Corporation, which makes quantitative reference to its surcharges for a reporting period, indicating that such information is not customarily reported publicly by the Company’s competitors.

As a result, the Company continues to believe that the requested information is of negligible marginal use to the Company’s investors and that the provision of such information would be unduly burdensome on the Company.

*            *            *

In connection with responding to the Staff’s comments, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. W. John Cash, Branch Chief

Securities and Exchange Commission

February 11, 2013

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you require any additional information on these matters, or if I can provide you with any other information that will facilitate your review of the Form 10-K, the Proxy Statement and the Form 10-K, please contact me at 412-257-7603.

Sincerely,

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.

By:	/s/ Douglas M. McSorley
Douglas M. McSorley
Vice President of Finance,
Chief Financial Officer and Treasurer